Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross completes acquisition of strategic Nevada assets

Toronto, Ontario – January 11, 2016 – Kinross Gold Corporation (TSX:K; NYSE:KGC) is pleased to announce that it has completed its acquisition of 100% of the Bald Mountain gold mine, which includes a large associated land package, and 50% of the Round Mountain gold mine in Nevada from Barrick Gold Corporation for $610 million in cash1 under the previously announced definitive asset purchase agreement.

“The addition of these quality assets adds to our production profile, delivers free cash flow and is expected to lower costs while preserving our balance sheet strength,” said J. Paul Rollinson, Kinross President and Chief Executive Officer. “The acquisition expands our existing portfolio in Nevada, one of the best mining jurisdictions in the world, and provides clear upside potential.”

The Bald Mountain property encompasses a 600 km2 prospective land package along the southern extension of the Carlin trend, the most prolific gold producing region in the United States. Kinross will leverage Barrick's area expertise to explore and develop 40% of the land package outside the current core mining area as part of a 50/50 exploration joint venture.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Chile, Ghana, Mauritania, and Russia. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Manager, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Vice-President, Investor Relations

phone: 416-365-3390

tom.elliott@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. The words “deliver”, “develop”, “expect”, “explore”, “potential” or “upside”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements.

1 The cash purchase price is subject to a customary working capital adjustment. Barrick will also receive a contingent 2% net smelter return royalty on future gold production from Kinross' 100%-owned Bald lands that comes into effect following the post-closing production of 10 million ounces from such lands.

www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein as well as assumptions regarding the successful integration of the acquisition of 100% of Bald Mountain, 50% of Round Mountain and that there will be no operating or technical difficulties in connection with mining, exploration or development activities involving the acquired assets. These uncertainties and contingencies can affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, Kinross. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward looking statements made in this news release are qualified by these cautionary statements and those made in our filings with the securities regulators of Canada and the U.S, including but not limited to those cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other information

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

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